FILE NO.  _____________



                                  FORM U-3A-2

                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

             STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
             RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935
                     TO BE FILED ANNUALLY PRIOR TO MARCH 1


                         SOUTH JERSEY INDUSTRIES, INC.


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:


1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        The claimant, South Jersey Industries, Inc. (SJI), was organized under the laws of the State of New Jersey; its principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJI is not a public utility company. It is primarily engaged in the business of owning and holding a majority interest in other business enterprises.

        SJI owns all of the outstanding common stock of South Jersey Gas Company (SJG), which was organized under the laws of the State of New Jersey. SJG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJG is a public utility company engaged in the purchase, transmission and sale of natural and mixed gases for residential, commercial, and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers. SJG also assigns or buys capacity for the purchase or transportation of natural gas.

        SJI owns all of the outstanding common stock of South Jersey Energy Company (SJE), which was organized under the laws of the State of New Jersey. SJE's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJE is not a public utility company. SJE provides services for the acquisition, sale and transportation of natural gas and electricity for industrial, commercial and residential users and markets total energy management services. SJE also markets an air quality monitoring system that tests for hazardous airborne particulate on a real-time basis.

        SJE owns all of the outstanding common stock of SJ EnerTrade, Inc. (EnerTrade) which was formed on October 22, 1997 under the laws of the State of New Jersey. EnerTrade's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EnerTrade is not a public utility company. It provides services for the sale of natural gas to energy marketers, electric and gas utilities, and other wholesale users in the mid-Atlantic and southern regions of the country. EnerTrade owned a 50% interest in South Jersey Resources Group, LLC (SJRG) which was formed in 1996. As of January 1, 2001, SJI owns 100% of SJRG. SJRG is not a public utility company. It provides services for the sale of natural gas to casinos in Atlantic City, New Jersey and other wholesale users in the mid-Atlantic region.

        SJE owns a 50% interest in AirLogics, LLC, a joint venture with GZA GeoEnvironmental, Inc. formed on April 1, 2000 under the laws of the State of New Jersey. AirLogics principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. AirLogics is not a public utility company. It markets a proprietary air monitoring system designed to assist companies involved in environmental clean-up activities.

        SJE also has a 50% investment in South Jersey Energy Solutions, LLC
        (SJES), a joint venture with Energy East Solutions, Inc. formed June 1, 1999 under the laws of the State of Delaware. SJES's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJES is not a public utility company. It sells electricity on a retail basis in the mid-Atlantic states.

        SJI owns a 50% interest in Millennium Account Services, LLC (Millennium), a joint venture with Conectiv Solutions, LLC formed January 4, 1999 under the laws of the State of Delaware. Millennium's principal location is 2 Regulus Drive, Suite B, Turnersville, New Jersey 08012. Millennium is not a public utility company. It provides meter reading services in southern New Jersey.

        SJI owns all of the outstanding common stock of Marina Energy LLC (Marina) which was formed on October 1, 2000 under the laws of the State of New Jersey. Marina was established to develop energy related projects in Atlantic City, New Jersey. Marina is not a public utility company.

        SJI owns all of the outstanding common stock of Energy & Minerals, Inc.
        (EMI), which was organized under the laws of the State of New Jersey. EMI's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EMI is not a public utility company. It principally owns real estate and the stock of an inactive nonutility subsidiary.

        EMI owns all of the outstanding common stock of South Jersey Fuel, Inc.
        (SJF), which was organized under the laws of the State of New Jersey. SJF's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJF is not a public utility company and is presently inactive.

        SJI owns all of the outstanding common stock of R&T Group, Inc. (R&T), which was organized under the laws of the State of New Jersey. R&T's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. R&T is not a public utility company. It holds the remaining assets and liabilities of certain nonutility subsidiaries of SJI which were merged into R&T in 1997. R&T is presently inactive.

        Neither the claimant or any of its subsidiaries is an EWG nor do they hold a direct or indirect interest in a foreign utility company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        SJI does not own directly any properties used for the production, transmission, and distribution of natural or manufactured gas or electric energy.

        The properties of SJG used for the production, transmission, and distribution of natural or manufactured gas include mains, service connections and meters, supplemental gas storage facilities, and an LNG storage and vaporization facility, all of which are located in the State of New Jersey (except that certain gas owned by SJG is stored outside the State and transported when needed). There are 5,119 miles of distribution mains. There are 92 miles of mains in the transmission system. No pipelines of SJG deliver or receive gas at the borders of the State of New Jersey.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

            During 2000, SJG distributed at retail to residential, commercial and industrial customers 27,850 MMcf of natural or manufactured gas and transported 29,136 MMcf of natural gas purchased directly by its industrial, residential and commercial customers. Retail distribution revenues were $240.0 million and transportation revenues were $39.7 million. SJG also sold 7,653 MMcf, or $31.8 million, of natural gas at wholesale for resale within the State of New Jersey.

        (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

            None

        (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

            During 2000, SJG sold 30,444 MMcf, or $128.4 million, of natural gas at wholesale to customers outside the borders of the State of New Jersey.

            Also, throughput related to capacity release amounted to 37,445 MMcf, or $4.4 million in revenues, in 2000.

        (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

            During 2000, SJG purchased approximately 66,056 MMcf of natural gas from out-of-state sources at a total cost, including related expenses, of $302.7 million.

            During 2000, SJG purchased and had delivered to it approximately 348 MMcf of liquefied natural gas by over-the-road truck transport to SJG's LNG Storage and Vaporization facility at McKee City, Atlantic County, New Jersey, at a cost of $2.7 million.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            The claimant has no direct or indirect interest or investment of any kind in, or has any sales, service or construction contracts of any kind with, an EWG or a foreign utility company.

        (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

            No system company holds any direct or indirect interest in an EWG or foreign utility company.

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.


            The claimant holding company has no capital invested, directly or indirectly; nor does it directly or indirectly guarantee any security debt of an EWG or foreign utility company; nor debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption on another system company.

        (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            None

        (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

            None

                                   EXHIBIT A


A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 2001.


                                       SOUTH JERSEY INDUSTRIES, INC.

                                       /s/ David A. Kindlick
                                       DAVID A.  KINDLICK
                                       Vice President


CORPORATE SEAL

ATTEST:

/s/ George L. Baulig
GEORGE L. BAULIG
Vice President & Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

             George L. Baulig, Vice President & Corporate Secretary South Jersey Industries, Inc.
             1 South Jersey Plaza
             Folsom, New Jersey   08037

                                   EXHIBIT B


                            EWG ORGANIZATIONAL CHART


                    Not applicable.  See response to Item 4.

                                                    SOUTH JERSEY INDUSTRIES, INC.
                                                  CONSOLIDATING STATEMENT OF INCOME
                                            FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                           (In Thousands)

                                                  South    South
                                        South    Jersey    Jersey              Energy &
                                       Jersey      Gas     Energy    Marina   Minerals,    R & T              Elimin.
                                       Indust.   Company   Company   Energy      Inc.     Group,                 &          Consd.
                                        Inc.     Consd.    Consd.      LLC      Consd.     Inc.      Total    Adjust.       Total
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ---------
Operating Revenues:
  Utility                                   $0  $446,948        $0        $0         $0        $0  $446,948  ($14,662)[C]  $432,286
  Nonutility                             2,482         0    82,225         0        236         0    84,943    (1,301)[C]    83,642
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------

      Total Operating Revenues           2,482   446,948    82,225         0        236         0   531,891   (15,963)      515,928
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------


Operating Expenses:
  Cost of Gas Sold - Utility                 0   302,652         0         0          0         0   302,652   (14,650)[C]   288,002
  Cost of Sales - Nonutility                 0         0    75,592         0          0         0    75,592         0        75,592
  Operations                             1,341    42,309     2,118         0        134         0    45,902      (858)[C]    45,044
  Maintenance                               15     7,797         8         0          0         0     7,820         0         7,820
  Depreciation                              27    20,072        68         0          1         0    20,168         0        20,168
  Current Federal and State Income
   Taxes                                   192     2,621     1,885         0        103         0     4,801         0         4,801
  Deferred Federal and State Income
   Taxes                                    38    14,030      (146)        0        (65)        0    13,857         0        13,857
  Energy and Other Taxes                    95    11,458        51         0          9         0    11,613         0        11,613
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------

      Total Operating Expenses           1,708   400,939    79,576         0        182         0   482,405   (15,508)      466,897
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------

Operating Income                           774    46,009     2,649         0         54         0    49,486      (455)       49,031

Other Income:
  Dividends from Subsidiaries           16,800         0         0         0          0         0    16,800   (16,800)[A]         0
  Equity in Undistributed Earnings
   of Subs                               7,554         0         0         0          0         0     7,554    (7,554)[A]         0
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------

      Income Before Interest Charges    25,128    46,009     2,649         0         54         0    73,840   (24,809)       49,031
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------
Interest Charges:
  Long-Term Debt                             0    16,124         0         0          0         0    16,124         0        16,124
  Short-Term Debt and Other                463     5,033       127         0          0         0     5,623      (455)[C]     5,168
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------
      Total Interest Charges               463    21,157       127         0          0         0    21,747      (455)       21,292
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------
Income from Continuing Operations
 Before Preferred Dividend
 Requirements of Subsidiary             24,665    24,852     2,522         0         54         0    52,093   (24,354)       27,739
Preferred Dividend Requirements
 of Subsidiary                               0     3,074         0         0          0         0     3,074         0         3,074
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------

Income from Continuing Operations       24,665    21,778     2,522         0         54         0    49,019   (24,354)       24,665
Equity in Undistributed Earnings of
 Discontinued Subsidiaries                (481)        0         0         0          0         0      (481)      481 [A]         0
(Loss) Income from Discontinued
 Operations - Net                            0         0      (293)        0       (189)        1      (481)        0          (481)
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------
      Net Income(Loss) Applicable to
       Common Stock                    $24,184   $21,778    $2,229        $0      ($135)       $1   $48,057  ($23,873)      $24,184
                                      ========= ========= ========= ========= ========== ========= ========= =========    ==========


                                     - 8 -

                                                    SOUTH JERSEY INDUSTRIES, INC.
                                            CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                            FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                           (In Thousands)

                                                  South    South
                                        South    Jersey    Jersey              Energy &
                                       Jersey      Gas     Energy    Marina   Minerals,    R & T              Elimin.
                                       Indust.   Company   Company   Energy      Inc.     Group,                 &          Consd.
                                        Inc.     Consd.    Consd.      LLC      Consd.     Inc.      Total    Adjust.       Total
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------
Retained Earnings - Beginning          $50,467   $58,457      $919        $0   ($13,820)  ($7,055)  $88,968  ($38,501)[B]   $50,467

Net Income(Loss) Applic to Common
 Stock                                  24,184    21,778     2,229         0       (135)        1    48,057   (23,873)       24,184
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------
                                        74,651    80,235     3,148         0    (13,955)   (7,054)  137,025   (62,374)       74,651

Dividends Declared - Common Stock       16,647    14,800     2,000         0          0         0    33,447   (16,800)[A]    16,647
                                      --------- --------- --------- --------- ---------- --------- --------- ---------    ----------
Retained Earnings - Ending             $58,004   $65,435    $1,148        $0   ($13,955)  ($7,054) $103,578  ($45,574)      $58,004
                                      ========= ========= ========= ========= ========== ========= ========= =========    ==========

                                     - 9 -

                                                    SOUTH JERSEY INDUSTRIES, INC.
                                             CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                              STATEMENT OF INCOME AND RETAINED EARNINGS
                                            FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                           (In Thousands)


                    [A]  Dividends from Subsidiaries                                                 $16,800
                          Equity in Undistributed Earnings
                            of Subsidiaries                                                            7,554

                              Investment in Subsidiaries                                                        $7,073
                              Equity in Undistributed Earnings
                                of Discontinued Subsidiaries                                                       481
                              Retained Earnings - Dividends Paid - Cash                                         16,800

                         To eliminate intercompany dividends paid and equity in undistributed earnings recorded by South Jersey Industries, Inc.

                    [B]  Retained Earnings - 1/1/2000                                                $38,501

                              Investment in Subsidiaries                                                       $38,501

                         To eliminate retained earnings of subsidiaries at 1/1/2000 previously recorded by South Jersey
                         Industries, Inc. under the equity method of accounting.

                    [C]  Operating Revenues - Utility                                                $14,662
                           Operating Revenues - Nonutility                                             1,301

                              Cost of Gas Sold - Utility                                                       $14,650
                              Operations                                                                           858
                              Interest Expense - Short-Term Debt and Other                                         455

                         To eliminate intercompany revenue and expense.



                                                    SOUTH JERSEY INDUSTRIES, INC.
                                                     CONSOLIDATING BALANCE SHEET
                                                       AS OF DECEMBER 31, 2000
                                                           (In Thousands)

                                                  South    South
                                        South    Jersey    Jersey           Energy &
                                       Jersey      Gas     Energy   Marina  Minerals,  R & T                Elimin.
                                       Indust.   Company  Company   Energy    Inc.     Group,                  &            Consd.
                                        Inc.     Consd.    Consd.    LLC     Consd.     Inc.      Total     Adjust.          Total
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost           $0  $762,538       $0       $0        $0       $0    $762,538         $0       $762,538
  Gas Plant Acquisition Adjustment
   - Net                                     0     1,701        0        0         0        0       1,701          0          1,701
  Gas Stored Underground                     0     1,322        0        0         0        0       1,322          0          1,322
    Accumulated Depreciation and
     Amortization                            0  (208,292)       0        0         0        0    (208,292)         0       (208,292)
  Nonutility Property and Equipment,
   at cost                               1,734         0       92    2,837     1,379        0       6,042          0          6,042
    Accumulated Depreciation              (110)        0      (44)       0      (834)       0        (988)         0           (988)
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
      Property, Plant and Equipment
       - Net                             1,624   557,269       48    2,837       545        0     562,323          0        562,323
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
Investments:
  Investments in Subsidiaries          204,956         0        0        0         0        0     204,956   (204,956)[1]          0
  Available-for-Sale Securities             46     2,494        0        0         0        0       2,540          0          2,540
  Investment in Affiliate                  896         0    3,555        0         0        0       4,451          0          4,451
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
      Total Investments                205,898     2,494    3,555        0         0        0     211,947   (204,956)         6,991
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
Current Assets:
  Cash and Cash Equivalents              1,903     4,715      298      148       141       22       7,227          0          7,227
  Notes Receivable - Associated
   Companies                             6,565         0        0        0     3,250    1,479      11,294    (11,294)[3]          0
  Notes Receivable - Affiliate               0         0    1,055        0         0        0       1,055          0          1,055
  Accounts Receivable                      182    67,677   15,391        0       148        0      83,398     (2,918)[2,6]   80,480
  Unbilled Revenues                          0    43,803    1,219        0         0        0      45,022          0         45,022
  Provision for Uncollectibles               0    (1,754)    (154)       0      (135)       0      (2,043)         0         (2,043)
  Accounts Receivable - Associated
   Companies                             1,211       126       30        0        19        9       1,395     (1,395)[2]          0
  Natural Gas in Storage, Avg. Cost          0    31,769      188        0         0        0      31,957          0         31,957
  Materials and Supplies, Avg. Cost          0     4,037        0        0         0        0       4,037          0          4,037
  Assets of Discontinued Businesses
   Held for Disposal                         0         0        0        0         0      271         271          0            271
  Accumulated Deferred Income Taxes         (1)      878       38        0         0        0         915       (915)[4]          0
  Prepaid Taxes                              0     3,960        0        0         0        0       3,960          0          3,960
  Dividends Receivable                   4,200         0        0        0         0        0       4,200     (4,200)[4]          0
  Prepayments and Other Current
   Assets                                  101     2,639       81        0        25       11       2,857          0          2,857
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
       Total Current Assets             14,161   157,850   18,146      148     3,448    1,792     195,545    (20,722)       174,823
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
Accounts Receivable - Merchandise            0       278      427        0         0        0         705          0            705
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
Regulatory and Other Non-Current
 Assets:
  Gross Receipts & Franchise Taxes           0     2,698        0        0         0        0       2,698          0          2,698
  Environmental Remediation Costs            0    69,503        0        0         0        0      69,503          0         69,503
  Accumulated Deferred Income Taxes        729    11,051       83        0     1,941      341      14,145    (14,145)[5]          0
  Income Taxes - Flowthrough
   Depreciation                              0    10,553        0        0         0        0      10,553          0         10,553
  Deferred Fuel Costs - Net                  0    28,810        0        0         0        0      28,810          0         28,810
  Deferred Postretirement Benefit
   Costs                                     0     4,536        0        0         0        0       4,536          0          4,536
  Other                                     41     8,969        0        0        27        0       9,037          0          9,037
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
       Total Regulatory and Other
        Non-Current Assets                 770   136,120       83        0     1,968      341     139,282    (14,145)       125,137
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
             Total Assets             $222,453  $854,011  $22,259   $2,985    $5,961   $2,133  $1,109,802  ($239,823)      $869,979
                                      ========= ========= ======== ======== ========= ======== =========== ==========      =========


                                                    SOUTH JERSEY INDUSTRIES, INC.
                                                     CONSOLIDATING BALANCE SHEET
                                                       AS OF DECEMBER 31, 2000
                                                           (In Thousands)

                                                  South    South
                                        South    Jersey    Jersey           Energy &
                                       Jersey      Gas     Energy   Marina  Minerals,  R & T                Elimin.
                                       Indust.   Company  Company   Energy    Inc.     Group,                  &            Consd.
                                        Inc.     Consd.    Consd.    LLC     Consd.     Inc.      Total     Adjust.          Total
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
Capitalization and Liabilities

Common Equity:
  Common Stock SJI
   Par Value $1.25 a share
   Authorized - 20,000,000 shares
   Outstanding - 11,499,701 shares     $14,375        $0       $0       $0        $0       $0     $14,375         $0        $14,375
   Common Stock - Subsidiaries               0     5,848       50        0    13,283    1,000      20,181    (20,181)[1]          0
   Premium on Common Stock             129,594   125,817    2,000    2,000     1,584    7,800     268,795   (139,201)[1]    129,594
   Capital Stock Expense                  (234)        0        0        0         0        0        (234)         0           (234)
   Retained Earnings                    58,004    65,435    1,148        0   (13,955)  (7,054)    103,578    (45,574)[1]     58,004
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
      Total Common Equity              201,739   197,100    3,198    2,000       912    1,746     406,695   (204,956)       201,739
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
Preferred Stock and Securities of
 Subsidiary:
   Series A, 4.70%- 300 shares               0        30        0        0         0        0          30          0             30
   Series B, 8%   -17,742 shares             0     1,774        0        0         0        0       1,774          0          1,774
   8.35% Company - Guaranteed
    Mandatorily Redeemable -
    1,400,000 shares                         0    35,000        0        0         0        0      35,000          0         35,000
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
      Total Preferred Stock and
       Securities of Subsidiary              0    36,804        0        0         0        0      36,804          0         36,804
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
 Long-Term Debt (less current
  maturities & sinking fund
  requirements)                              0   204,981        0        0         0        0     204,981          0        204,981
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
Current Liabilities:
   Notes Payable to Banks                7,300   113,900        0        0         0        0     121,200          0        121,200
   Current Maturities of Long-Term
    Debt                                     0    11,876        0        0         0        0      11,876          0         11,876
   Notes Payable - Assoc. Companies      4,729         0    5,270      950       345        0      11,294    (11,294)[3]          0
   Accounts Payable                        446    74,346   12,258        0         0        0      87,050     (3,046)[2,6]   84,004
   Accounts Payable to Associated
    Companies                              209       757      216       35        48        2       1,267     (1,267)[2]          0
   Customer Deposits                         0     5,366        0        0         0        0       5,366          0          5,366
   Accumulated Deferred Income Taxes        28    21,268      113        0        (6)       5      21,408       (915)[4]     20,493
   Taxes Accrued                           112       442      951        0        41      (67)      1,479          0          1,479
   Environmental Remediation Costs          25    15,872        0        0     1,389        0      17,286          0         17,286
   Interest Accrued                          0     5,814        0        0         0        0       5,814          0          5,814
   Dividends Declared                    4,197     4,236        0        0         0        0       8,433     (4,200)[7]      4,233
   Other Current Liabilities             2,531     2,746      118        0       209      165       5,769          0          5,769
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
      Total Current Liabilities         19,577   256,623   18,926      985     2,026      105     298,242    (20,722)       277,520
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
Deferred Credits and Other
 Non-Current Liabilities:
  Pension and Other Postretirement
   Benefits                                329    12,314      132        0       360      259      13,394          0         13,394
  Deferred Income Taxes - Net               56    98,607        3        0         0       23      98,689    (14,145)[5]     84,544
  Investment Tax Credit                      0     4,513        0        0         0        0       4,513          0          4,513
  Environmental Remediation Costs           66    35,157        0        0     2,663        0      37,886          0         37,886
  Other                                    686     7,912        0        0         0        0       8,598          0          8,598
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
     Total Deferred Credits and Other
      Non-Current Liabilities            1,137   158,503      135        0     3,023      282     163,080    (14,145)       148,935
                                      --------- --------- -------- -------- --------- -------- ----------- ----------      ---------
           Total Capitalization and
            Liabilities               $222,453  $854,011  $22,259   $2,985    $5,961   $2,133  $1,109,802  ($239,823)      $869,979
                                      ========= ========= ======== ======== ========= ======== =========== ==========      =========


                                                    SOUTH JERSEY INDUSTRIES, INC.
                                             CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                                  BALANCE SHEET - DECEMBER 31, 2000

          [1]  Common Stock - Subsidiaries                                                         $20,181
                Premium on Common Stock                                                            139,201
                Retained Earnings                                                                   45,574

                    Investment in Subsidiaries                                                               $204,956

               To eliminate South Jersey Industries, Inc. investment in subsidiaries which is maintained on the equity method of accounting.

          [2]  Accounts Payable - Associated Companies                                              $1,267
                Accounts Payable                                                                       221

                     Accounts Receivable - Associated Companies                                                $1,395
                     Accounts Receivable                                                                           93

               To eliminate intercompany accounts receivable and payable.

          [3]  Notes Payable - Associated Companies                                                $11,294

                     Notes Receivable - Associated Companies                                                  $11,294

               To eliminate intercompany short-term notes between South Jersey Industries, Inc. and Subsidiaries

          [4]  Accumulated Deferred Income Taxes - Current Liability                                  $915

                     Accumulated Deferred Income Taxes - Current Asset                                           $915

               To net current accumulated DFIT asset and Liability

          [5]  Accumulated Deferred Income Taxes - Noncurrent Liability                            $14,145

                     Accumulated Deferred Income Taxes - Noncurrent Asset                                     $14,145

               To net noncurrent accumulated DFIT asset and Liability

          [6]  Accounts Payable                                                                     $2,825

                     Accounts Receivable                                                                       $2,825

               To eliminate intercompany gas receivable and payable between South
               Jersey Gas Company, South Jersey Energy Company and SJ EnerTrade.

          [7]  Dividends Payable                                                                    $4,200

                     Dividends Receivable                                                                      $4,200

               To eliminate South Jersey Gas Company dividend payable to South Jersey Industries, Inc.


                                            SOUTH JERSEY GAS COMPANY
                                       CONSOLIDATING STATEMENT OF INCOME
                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                 (In Thousands)

                                                       South Jersey                 Eliminations
                                         South Jersey   Gas Company                      &          Consolidated
                                         Gas Company   Capital Trust     Total      Adjustments        Total
                                         ------------  -------------  ------------  ------------    ------------
Operating Revenues:
  Utility                                   $447,038             $0      $447,038          ($90)[A]    $446,948
  Nonutility                                       0          3,013         3,013        (3,013)[A]           0
                                         ------------  -------------  ------------  ------------    ------------
      Total Operating Revenues               447,038          3,013       450,051        (3,103)        446,948
                                         ------------  -------------  ------------  ------------    ------------

Operating Expenses:
  Cost of Gas Sold - Utility                 302,652              0       302,652             0         302,652
  Cost of Sales - Nonutility                       0              0             0             0               0
  Operations                                  42,309              0        42,309             0          42,309
  Maintenance                                  7,797              0         7,797             0           7,797
  Depreciation                                20,072              0        20,072             0          20,072
  Current Federal and State Income
   Taxes                                       2,621              0         2,621             0           2,621
  Deferred Federal and State Income
   Taxes                                      14,030              0        14,030             0          14,030
  Energy and Other Taxes                      11,458              0        11,458             0          11,458
                                         ------------  -------------  ------------  ------------    ------------
      Total Operating Expenses               400,939              0       400,939             0         400,939
                                         ------------  -------------  ------------  ------------    ------------
Operating Income                              46,099          3,013        49,112        (3,103)         46,009

Other Income:
  Dividends from Subsidiary                        0              0             0             0               0
  Equity in Undistributed Earnings
   of Subsidiary                                   0              0             0             0               0
                                         ------------  -------------  ------------  ------------    ------------
      Income Before Interest Charges          46,099          3,013        49,112        (3,103)         46,009
                                         ------------  -------------  ------------  ------------    ------------
Interest Charges:
  Long-Term Debt                              19,137              0        19,137        (3,013)[A]      16,124
  Short-Term Debt and Other                    5,033              0         5,033             0           5,033
                                         ------------  -------------  ------------  ------------    ------------
      Total Interest Charges                  24,170              0        24,170        (3,013)         21,157
                                         ------------  -------------  ------------  ------------    ------------
Income from Continuing Operations
 Before Preferred Dividend Requirements
 of Subsidiary                                21,929          3,013        24,942           (90)         24,852
Preferred Dividend Requirements of
 Subsidiary                                      151          2,923         3,074             0           3,074
                                         ------------  -------------  ------------  ------------    ------------

Income from Continuing Operations             21,778             90        21,868           (90)         21,778
Equity in Undistributed Earnings of
 Discontinued Subsidiaries                         0              0             0             0               0
Loss from Discontinued Operations - Net            0              0             0             0               0
                                         ------------  -------------  ------------  ------------    ------------
      Net Income Applicable to Common
       Stock                                 $21,778            $90       $21,868          ($90)        $21,778
                                         ============  =============  ============  ============    ============

                                            SOUTH JERSEY GAS COMPANY
                                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                 (In Thousands)

                                                       South Jersey                 Eliminations
                                         South Jersey   Gas Company                      &          Consolidated
                                         Gas Company   Capital Trust     Total      Adjustments        Total
                                         ------------  -------------  ------------  ------------    ------------
Retained Earnings - Beginning                $58,457             $0       $58,457            $0         $58,457

Net Income Applic to Common Stock             21,778             90        21,868           (90)         21,778
                                         ------------  -------------  ------------  ------------    ------------
                                              80,235             90        80,325           (90)         80,235

Dividends Declared - Common Stock             14,800             90        14,890           (90)[A]      14,800
                                         ------------  -------------  ------------  ------------    ------------
Retained Earnings - Ending                   $65,435             $0       $65,435            $0         $65,435
                                         ============  =============  ============  ============    ============


                                            SOUTH JERSEY GAS COMPANY
                                   CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                   STATEMENT OF INCOME AND RETAINED EARNINGS
                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                 (In Thousands)


                    [A]  Dividends from Subsidiary                            $90
                          Operating Revenues - Nonutility                   3,013

                              Interest Expense - Long-Term Debt                          $3,013
                              Retained Earnings - Dividends Declared
                               - Common Stock                                                90

                         To eliminate intercompany dividends
                         and interest



                                                  SOUTH JERSEY GAS COMPANY
                                                CONSOLIDATING BALANCE SHEET
                                                  AS OF DECEMBER 31, 2000
                                                       (In Thousands)

                                                                   South Jersey                 Eliminations
                                                   South Jersey    Gas Company                       &          Consolidated
                                                   Gas Company    Capital Trust     Total       Adjustments        Total
                                                   ------------   ------------   ------------   ------------    ------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                     $762,538             $0       $762,538             $0        $762,538
  Gas Plant Acquisition Adjustment - Net                 1,701              0          1,701              0           1,701
  Gas Stored Underground                                 1,322              0          1,322              0           1,322
    Accumulated Depreciation and Amortization         (208,292)             0       (208,292)             0        (208,292)
  Nonutility Property and Equipment, at cost                 0              0              0              0               0
    Accumulated Depreciation                                 0              0              0              0               0
                                                   ------------   ------------   ------------   ------------    ------------
      Property, Plant and Equipment - Net              557,269              0        557,269              0         557,269
                                                   ------------   ------------   ------------   ------------    ------------
Investments:
  Investment in Subsidiary                               1,082              0          1,082         (1,082)[1]           0
  Available-for-Sale Securities                          2,494              0          2,494              0           2,494
  Investment in Affiliate                                    0              0              0              0               0
                                                   ------------   ------------   ------------   ------------    ------------
      Total Investments                                  3,576              0          3,576         (1,082)          2,494
                                                   ------------   ------------   ------------   ------------    ------------
Current Assets:
  Cash and Cash Equivalents                              4,715              0          4,715              0           4,715
  Notes Receivable - Associated Companies                    0         36,082         36,082        (36,082)[1]           0
  Notes Receivable - Affiliate                               0              0              0              0               0
  Accounts Receivable                                   67,677              0         67,677              0          67,677
  Unbilled Revenues                                     43,803              0         43,803              0          43,803
  Provision for Uncollectibles                          (1,754)             0         (1,754)             0          (1,754)
  Accounts Receivable - Associated Companies               126              0            126              0             126
  Natural Gas in Storage, Average Cost                  31,769              0         31,769              0          31,769
  Materials and Supplies, Average Cost                   4,037              0          4,037              0           4,037
  Assets of Discontinued Businesses Held for
   Disposal                                                  0              0              0              0               0
  Accumulated Deferred Income Taxes                        878              0            878              0             878
  Prepaid Taxes                                          3,960              0          3,960              0           3,960
  Dividends Receivable                                       0              0              0              0               0
  Prepayments and Other Current Assets                   2,639              0          2,639              0           2,639
                                                   ------------   ------------   ------------   ------------    ------------
       Total Current Assets                            157,850         36,082        193,932        (36,082)        157,850
                                                   ------------   ------------   ------------   ------------    ------------
Accounts Receivable - Merchandise                          278              0            278              0             278
                                                   ------------   ------------   ------------   ------------    ------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                       2,698              0          2,698              0           2,698
  Environmental Remediation Costs                       69,503              0         69,503              0          69,503
  Accumulated Deferred Income Taxes                     11,051              0         11,051              0          11,051
  Income Taxes - Flowthrough Depreciation               10,553              0         10,553              0          10,553
  Deferred Fuel Costs - Net                             28,810              0         28,810              0          28,810
  Deferred Postretirement Benefit Costs                  4,536              0          4,536              0           4,536
  Other                                                  8,969              0          8,969              0           8,969
                                                   ------------   ------------   ------------   ------------    ------------
       Total Regulatory and Other Non-Current
        Assets                                         136,120              0        136,120              0         136,120
                                                   ------------   ------------   ------------   ------------    ------------
             Total Assets                             $855,093        $36,082       $891,175       ($37,164)       $854,011
                                                   ============   ============   ============   ============    ============


                                                  SOUTH JERSEY GAS COMPANY
                                                CONSOLIDATING BALANCE SHEET
                                                  AS OF DECEMBER 31, 2000
                                                       (In Thousands)

                                                                   South Jersey                 Eliminations
                                                   South Jersey    Gas Company                       &          Consolidated
                                                   Gas Company    Capital Trust     Total       Adjustments        Total
                                                   ------------   ------------   ------------   ------------    ------------
Capitalization and Liabilities

Common Equity:
  Common Stock SJG
   Par Value $2.50 a share
   Authorized - 4,000,000 shares
   Outstanding - 2,339,139 shares                        5,848              0         $5,848             $0          $5,848
   Common Stock - Subsidiary                                 0          1,082          1,082         (1,082)[1]           0
   Premium on Common Stock                             125,817              0        125,817              0         125,817
   Captial Stock Expense                                     0              0              0              0               0
   Retained Earnings                                    65,435              0         65,435              0          65,435
                                                   ------------   ------------   ------------   ------------    ------------
      Total Common Equity                              197,100          1,082        198,182         (1,082)        197,100
                                                   ------------   ------------   ------------   ------------    ------------
Preferred Stock and Securities of Subsidiary:
   Series A, 4.70%- 300 shares                              30              0             30              0              30
   Series B, 8%   -17,742 shares                         1,774              0          1,774              0           1,774
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                           0         35,000         35,000              0          35,000
                                                   ------------   ------------   ------------   ------------    ------------
      Total Preferred Stock and Securities of
       Subsidiary                                        1,804         35,000         36,804              0          36,804
                                                   ------------   ------------   ------------   ------------    ------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                         241,063              0        241,063        (36,082)[1]     204,981
                                                   ------------   ------------   ------------   ------------    ------------
Current Liabilities:
   Notes Payable to Banks                              113,900              0        113,900              0         113,900
   Current Maturities of Long-Term Debt                 11,876              0         11,876              0          11,876
   Notes Payable - Associated Companies                      0              0              0              0               0
   Accounts Payable                                     74,346              0         74,346              0          74,346
   Accounts Payable to Associated Companies                757              0            757              0             757
   Customer Deposits                                     5,366              0          5,366              0           5,366
   Accumulated Deferred Income Taxes                    21,268              0         21,268              0          21,268
   Taxes Accrued                                           442              0            442              0             442
   Environmental Remediation Costs                      15,872              0         15,872              0          15,872
   Interest Accrued                                      5,814              0          5,814              0           5,814
   Dividends Declared                                    4,236              0          4,236              0           4,236
   Other Current Liabilities                             2,746              0          2,746              0           2,746
                                                   ------------   ------------   ------------   ------------    ------------
      Total Current Liabilities                        256,623              0        256,623              0         256,623
                                                   ------------   ------------   ------------   ------------    ------------
Deferred Credits and Other Non-Current
 Liabilities:
  Pension and Other Postretirement Benefits             12,314              0         12,314              0          12,314
  Deferred Income Taxes - Net                           98,607              0         98,607              0          98,607
  Investment Tax Credit                                  4,513              0          4,513              0           4,513
  Environmental Remediation Costs                       35,157              0         35,157              0          35,157
  Other                                                  7,912              0          7,912              0           7,912
                                                   ------------   ------------   ------------   ------------    ------------
     Total Deferred Credits and Other
      Non-Current Liabilities                          158,503              0        158,503              0         158,503
                                                   ------------   ------------   ------------   ------------    ------------
           Total Capitalization and
            Liabilities                               $855,093        $36,082       $891,175       ($37,164)       $854,011
                                                   ============   ============   ============   ============    ============


                                                  SOUTH JERSEY GAS COMPANY
                                         CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                             BALANCE SHEET - DECEMBER 31, 2000
                                                       (In Thousands)



                    [1]  Common Stock - Subsidiary                                    $1,082
                          Long-Term Debt                                              36,082

                              Notes Receivable - Assoc. Co.                                         $36,082
                              Investment in Subsidiary                                                1,082

                         To eliminate South Jersey Gas Company investment in subsidiary which is maintained on the equity method of accounting.



                                          SOUTH JERSEY ENERGY COMPANY
                                       CONSOLIDATING STATEMENT OF INCOME
                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                 (In Thousands)

                                          South Jersey       SJ                     Eliminations
                                             Energy      EnerTrade,                      &          Consolidated
                                            Company         Inc.         Total      Adjustments        Total
                                          ------------  ------------  ------------  ------------    ------------
Operating Revenues:
  Utility                                          $0            $0            $0            $0              $0
  Nonutility                                   71,736        10,946        82,682          (457)[C]      82,225
                                          ------------  ------------  ------------  ------------    ------------
      Total Operating Revenues                 71,736        10,946        82,682          (457)         82,225
                                          ------------  ------------  ------------  ------------    ------------

Operating Expenses:
  Cost of Gas Sold - Utility                        0             0             0             0               0
  Cost of Sales - Nonutility                   66,879         9,170        76,049          (457)[C]      75,592
  Operations                                    2,086            32         2,118             0           2,118
  Maintenance                                       8             0             8             0               8
  Depreciation                                     67             1            68             0              68
  Current Federal and State Income
   Taxes                                        1,254           631         1,885             0           1,885
  Deferred Federal and State Income
   Taxes                                         (155)            9          (146)            0            (146)
  Energy and Other Taxes                           51             0            51             0              51
                                          ------------  ------------  ------------  ------------    ------------
      Total Operating Expenses                 70,190         9,843        80,033          (457)         79,576
                                          ------------  ------------  ------------  ------------    ------------
Operating Income                                1,546         1,103         2,649             0           2,649

Other Income:
  Dividends from Subsidiary                         0             0             0             0               0
  Equity in Undistributed Earnings of
   Subsidiary                                     992             0           992          (992)[A]           0
                                          ------------  ------------  ------------  ------------    ------------
      Income Before Interest Charges            2,538         1,103         3,641          (992)          2,649
                                          ------------  ------------  ------------  ------------    ------------
Interest Charges:
  Long-Term Debt                                    0             0             0             0               0
  Short-Term Debt and Other                        16           111           127             0             127
                                          ------------  ------------  ------------  ------------    ------------
      Total Interest Charges                       16           111           127             0             127
                                          ------------  ------------  ------------  ------------    ------------
Income from Continuing Operations
 Before Preferred Dividend Requirements
 of Subsidiary                                  2,522           992         3,514          (992)          2,522
Preferred Dividend Requirements of
 Subsidiary                                         0             0             0             0               0
                                          ------------  ------------  ------------  ------------    ------------

Income from Continuing Operations               2,522           992         3,514          (992)          2,522
Equity in Undistributed Earnings of
 Discontinued Subsidiaries                          0             0             0             0               0
Loss from Discontinued Operations - Net          (293)            0          (293)            0            (293)
                                          ------------  ------------  ------------  ------------    ------------
      Net Income Applicable to Common
       Stock                                   $2,229          $992        $3,221         ($992)         $2,229
                                          ============  ============  ============  ============    ============


                                          SOUTH JERSEY ENERGY COMPANY
                                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                 (In Thousands)

                                          South Jersey       SJ                     Eliminations
                                             Energy      EnerTrade,                      &          Consolidated
                                            Company         Inc.         Total      Adjustments        Total
                                          ------------  ------------  ------------  ------------    ------------
Retained Earnings - Beginning                    $919          $446        $1,365         ($446)[B]        $919

Net Income Applic to Common Stock               2,229           992         3,221          (992)[A]       2,229
                                          ------------  ------------  ------------  ------------    ------------
                                                3,148         1,438         4,586        (1,438)          3,148

Dividends Declared - Common Stock               2,000             0         2,000             0           2,000
                                          ------------  ------------  ------------  ------------    ------------
Retained Earnings - Ending                     $1,148        $1,438        $2,586       ($1,438)         $1,148
                                          ============  ============  ============  ============    ============


                                          SOUTH JERSEY ENERGY COMPANY
                                   CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                   STATEMENT OF INCOME AND RETAINED EARNINGS
                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                 (In Thousands)


                    [A]  Investment in Subsidiary                            $992

                              Equity in Undistributed Earnings
                                of Subsidiary                                              $992

                         To eliminate equity in undistributed
                         earnings recorded by South Jersey
                         Energy Company.

                    [B]  Retained Earnings                                   $446

                           Investment in Subsidiary                                        $446

                       To eliminate retained earnings of subsidiary at 1/1/2000 previously recorded by South
                       Jersey Energy Company, Inc. under the equity method of accounting.

                    [C]  Operating Revenues - Nonutility                     $457

                              Operating Expense - Nonutility                               $457

                         To eliminate intercompany revenue and expense.


                                                SOUTH JERSEY ENERGY COMPANY
                                                CONSOLIDATING BALANCE SHEET
                                                  AS OF DECEMBER 31, 2000
                                                      (In Thousands)

                                                  South Jersey        SJ                       Eliminations
                                                     Energy       EnerTrade,                        &          Consolidated
                                                    Company          Inc.          Total       Adjustments        Total
                                                  ------------   ------------   ------------   ------------    ------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                          $0             $0             $0             $0              $0
  Gas Plant Acquisition Adjustment - Net                    0              0              0              0               0
  Gas Stored Underground                                    0              0              0              0               0
    Accumulated Depreciation and Amortization               0              0              0              0               0
  Nonutility Property and Equipment, at cost               86              6             92              0              92
    Accumulated Depreciation                              (42)            (2)           (44)             0             (44)
                                                  ------------   ------------   ------------   ------------    ------------
      Property, Plant and Equipment - Net                  44              4             48              0              48
                                                  ------------   ------------   ------------   ------------    ------------
Investments:
  Investment in Subsidiary                              1,538              0          1,538         (1,538)[1]           0
  Available-for-Sale Securities                             0              0              0              0               0
  Investment in Affiliate                                 824          2,731          3,555              0           3,555
                                                  ------------   ------------   ------------   ------------    ------------
      Total Investments                                 2,362          2,731          5,093         (1,538)          3,555
                                                  ------------   ------------   ------------   ------------    ------------
Current Assets:
  Cash and Cash Equivalents                               108            190            298              0             298
  Notes Receivable - Associated Companies                   0              0              0              0               0
  Notes Receivable - Affiliate                          1,055              0          1,055              0           1,055
  Accounts Receivable                                  13,964          1,808         15,772           (381)[2]      15,391
  Unbilled Revenues                                     1,219              0          1,219              0           1,219
  Provision for Uncollectibles                           (154)             0           (154)             0            (154)
  Accounts Receivable - Associated Companies               30              0             30              0              30
  Natural Gas in Storage, Average Cost                      0            188            188              0             188
  Materials and Supplies, Average Cost                      0              0              0              0               0
  Assets of Discontinued Businesses Held for
   Disposal                                                 0              0              0              0               0
  Accumulated Deferred Income Taxes                        38              0             38              0              38
  Prepaid Taxes                                             0              0              0              0               0
  Dividends Receivable                                      0              0              0              0               0
  Prepayments and Other Current Assets                     78              3             81              0              81
                                                  ------------   ------------   ------------   ------------    ------------
       Total Current Assets                            16,338          2,189         18,527           (381)         18,146
                                                  ------------   ------------   ------------   ------------    ------------
Accounts Receivable - Merchandise                         427              0            427              0             427
                                                  ------------   ------------   ------------   ------------    ------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                          0              0              0              0               0
  Environmental Remediation Costs                           0              0              0              0               0
  Accumulated Deferred Income Taxes                        82              1             83              0              83
  Income Taxes - Flowthrough Depreciation                   0              0              0              0               0
  Deferred Fuel Costs - Net                                 0              0              0              0               0
  Deferred Postretirement Benefit Costs                     0              0              0              0               0
  Other                                                     0              0              0              0               0
                                                  ------------   ------------   ------------   ------------    ------------
       Total Regulatory and Other Non-Current
        Assets                                             82              1             83              0              83
                                                  ------------   ------------   ------------   ------------    ------------
             Total Assets                             $19,253         $4,925        $24,178        ($1,919)        $22,259
                                                  ============   ============   ============   ============    ============


                                                SOUTH JERSEY ENERGY COMPANY
                                                CONSOLIDATING BALANCE SHEET
                                                  AS OF DECEMBER 31, 2000
                                                      (In Thousands)

                                                  South Jersey        SJ                       Eliminations
                                                     Energy       EnerTrade,                        &          Consolidated
                                                    Company          Inc.          Total       Adjustments        Total
                                                  ------------   ------------   ------------   ------------    ------------
Capitalization and Liabilities

Common Equity:
  Common Stock SJE
   No Par Value
   Authorized - 2,500 shares
   Outstanding - 500 shares                               $50             $0            $50             $0             $50
   Common Stock - Subsidiary                                0              1              1             (1)[1]           0
   Premium on Common Stock                              2,000             99          2,099            (99)[1]       2,000
   Capital Stock Expense                                    0              0              0              0               0
   Retained Earnings                                    1,148          1,438          2,586         (1,438)[1]       1,148
                                                  ------------   ------------   ------------   ------------    ------------
      Total Common Equity                               3,198          1,538          4,736         (1,538)          3,198
                                                  ------------   ------------   ------------   ------------    ------------
Preferred Stock and Securities of Subsidiary:
   Series A, 4.70%- 300 shares                              0              0              0              0               0
   Series B, 8%   -17,742 shares                            0              0              0              0               0
   8.35% Company - Guaranteed Mandatorily                   0              0              0              0               0
     Redeemable - 1,400,000 shares                          0              0              0              0               0
                                                  ------------   ------------   ------------   ------------    ------------
      Total Preferred Stock and Securities
       of Subsidiary                                        0              0              0              0               0
                                                  ------------   ------------   ------------   ------------    ------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                              0              0              0              0               0
                                                  ------------   ------------   ------------   ------------    ------------
Current Liabilities:
   Notes Payable to Banks                                   0              0              0              0               0
   Current Maturities of Long-Term Debt                     0              0              0              0               0
   Notes Payable - Associated Companies                 3,845          1,425          5,270              0           5,270
   Accounts Payable                                    11,063          1,576         12,639           (381)[2]      12,258
   Accounts Payable to Associated Companies               204             12            216              0             216
   Customer Deposits                                        0              0              0              0               0
   Accumulated Deferred Income Taxes                       13            100            113              0             113
   Taxes Accrued                                          696            255            951              0             951
   Environmental Remediation Costs                          0              0              0              0               0
   Interest Accrued                                         0              0              0              0               0
   Dividends Declared                                       0              0              0              0               0
   Other Current Liabilities                              111              7            118              0             118
                                                  ------------   ------------   ------------   ------------    ------------
      Total Current Liabilities                        15,932          3,375         19,307           (381)         18,926
                                                  ------------   ------------   ------------   ------------    ------------
Deferred Credits and Other Non-Current
 Liabilities:
  Pension and Other Postretirement Benefits               130              2            132              0             132
  Deferred Income Taxes - Net                              (7)            10              3              0               3
  Investment Tax Credit                                     0              0              0              0               0
  Environmental Remediation Costs                           0              0              0              0               0
  Other                                                     0              0              0              0               0
                                                  ------------   ------------   ------------   ------------    ------------
     Total Deferred Credits and Other
      Non-Current Liabilities                             123             12            135              0             135
                                                  ------------   ------------   ------------   ------------    ------------
           Total Capitalization and
            Liabilities                               $19,253         $4,925        $24,178        ($1,919)        $22,259
                                                  ============   ============   ============   ============    ============


                                                SOUTH JERSEY ENERGY COMPANY
                                        CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                             BALANCE SHEET - DECEMBER 31, 2000
                                                      (In Thousands)



                    [1]  Common Stock - Subsidiary                                       $1
                          Premium on Common Stock                                        99
                          Retained Earnings                                           1,438

                              Investment in Subsidiary                                              $1,538

                         To eliminate South Jersey Energy Company, Inc. investment in subsidiary which is maintained on the equity method of accounting.


                    [2]  Accounts Payable                                              $381

                              Accounts Receivable                                                     $381

                         To eliminate intercompany gas receivable and payable



                                            ENERGY & MINERALS, INC.
                                       CONSOLIDATING STATEMENT OF INCOME
                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                (In Thousands)

                                          Energy &     South Jersey                Eliminations
                                          Minerals,    Fuel Company,                    &           Consolidated
                                             Inc.          Inc.         Total      Adjustments         Total
                                         ------------  ------------  ------------  ------------     ------------
Operating Revenues:
  Utility                                         $0            $0            $0            $0               $0
  Nonutility                                     236             0           236             0              236
                                         ------------  ------------  ------------  ------------     ------------
      Total Operating Revenues                   236             0           236             0              236
                                         ------------  ------------  ------------  ------------     ------------

Operating Expenses:
  Cost of Gas Sold - Utility                       0             0             0             0                0
  Cost of Sales - Nonutility                       0             0             0             0                0
  Operations                                     134             0           134             0              134
  Maintenance                                      0             0             0             0                0
  Depreciation                                     1             0             1             0                1
  Current Federal and State Income
   Taxes                                         103             0           103             0              103
  Deferred Federal and State Income
   Taxes                                         (65)            0           (65)            0              (65)
  Energy and Other Taxes                           9             0             9             0                9
                                         ------------  ------------  ------------  ------------     ------------
      Total Operating Expenses                   182             0           182             0              182
                                         ------------  ------------  ------------  ------------     ------------
Operating  Income                                 54             0            54             0               54

Other Income:
  Dividends from Subsidiary                        0             0             0             0                0
  Equity in Undistributed Earnings of
   Subsidiary                                      0             0             0             0                0
                                         ------------  ------------  ------------  ------------     ------------
      Income Before Interest Charges              54             0            54             0               54
                                         ------------  ------------  ------------  ------------     ------------
Interest Charges:
  Long-Term Debt                                   0             0             0             0                0
  Short-Term Debt and Other                        0             0             0             0                0
                                         ------------  ------------  ------------  ------------     ------------
      Total Interest Charges                       0             0             0             0                0
                                         ------------  ------------  ------------  ------------     ------------
Income from Continuing Operations
 Before Preferred Dividend Requirements
 of Subsidiary                                    54             0            54             0               54
Preferred Dividend Requirements of
 Subsidiary                                        0             0             0             0                0
                                         ------------  ------------  ------------  ------------     ------------

Income from Continuing Operations                 54             0            54             0               54
Equity in Undistributed Earnings of
 Discontinued Subsidiary                         (84)            0           (84)           84 [A]            0
Loss from Discontinued Subsidiaries-Net         (105)          (84)         (189)            0             (189)
                                         ------------  ------------  ------------  ------------     ------------
      Net Loss Applicable to Common
       Stock                                   ($135)         ($84)        ($219)          $84            ($135)
                                         ============  ============  ============  ============     ============


                                            ENERGY & MINERALS, INC.
                                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                (In Thousands)

                                         Energy &     South Jersey                Eliminations
                                         Minerals,    Fuel Company,                    &          Consolidated
                                            Inc.          Inc.         Total      Adjustments        Total
                                        ------------  ------------  ------------  ------------    ------------
Retained Earnings - Beginning              ($13,820)      ($1,554)     ($15,374)       $1,554 [B]    ($13,820)

Net Loss Applic to Common Stock                (135)          (84)         (219)           84 [A]        (135)
                                        ------------  ------------  ------------  ------------    ------------
                                            (13,955)       (1,638)      (15,593)        1,638         (13,955)

Dividends Declared - Common Stock                 0             0             0             0               0
                                        ------------  ------------  ------------  ------------    ------------
Retained Earnings - Ending                 ($13,955)      ($1,638)     ($15,593)       $1,638        ($13,955)
                                        ============  ============  ============  ============    ============


                                            ENERGY & MINERALS, INC.
                                  CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                   STATEMENT OF INCOME AND RETAINED EARNINGS
                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                (In Thousands)

                    [A]  Equity in Undistributed Earnings                    $84
                            of Subsidiary

                              Investment in Subsidiary                                     $84

                         To eliminate equity in undistributed
                         earnings recorded by Energy & Minerals, Inc.

                    [B]  Retained Earnings - 1/1/2000                     $1,554

                              Investment in Subsidiaries                                $1,554

                         To eliminate retained earnings of
                         subsidiary at 1/1/2000 previously recorded by Energy & Minerals, Inc. under the equity method of accounting.


                                                   ENERGY & MINERALS, INC.
                                                 CONSOLIDATING BALANCE SHEET
                                                   AS OF DECEMBER 31, 2000
                                                        (In Thousands)

                                                     Energy &      South Jersey                  Eliminations
                                                     Minerals,     Fuel Company                       &          Consolidated
                                                        Inc.           Inc.          Total       Adjustments        Total
                                                    ------------   ------------   ------------   ------------    ------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                            $0             $0             $0             $0              $0
  Gas Plant Acquisition Adjustment - Net                      0              0              0              0               0
  Gas Stored Underground                                      0              0              0              0               0
    Accumulated Depreciation and Amortization                 0              0              0              0               0
  Nonutility Property and Equipment, at cost                871            508          1,379              0           1,379
    Accumulated Depreciation                               (752)           (82)          (834)             0            (834)
                                                    ------------   ------------   ------------   ------------    ------------
      Property, Plant and Equipment - Net                   119            426            545              0             545
                                                    ------------   ------------   ------------   ------------    ------------
Investments:
  Investment in Subsidiary                                 (579)             0           (579)           579 [1]           0
  Available-for-Sale Securities                               0              0              0              0               0
  Investment in Affiliate                                     0              0              0              0               0
                                                    ------------   ------------   ------------   ------------    ------------
      Total Investments                                    (579)             0           (579)           579               0
                                                    ------------   ------------   ------------   ------------    ------------
Current Assets:
  Cash and Cash Equivalents                                 117             24            141              0             141
  Notes Receivable - Associated Companies                 3,250              0          3,250              0           3,250
  Notes Receivable - Affiliate                                0              0              0              0               0
  Accounts Receivable                                       148              0            148              0             148
  Unbilled Revenues                                           0              0              0              0               0
  Provision for Uncollectibles                             (135)             0           (135)             0            (135)
  Accounts Receivable - Associated Companies                 19              0             19              0              19
  Natural Gas in Storage, Average Cost                        0              0              0              0               0
  Materials and Supplies, Average Cost                        0              0              0              0               0
  Assets of Discontinued Businesses Held for
   Disposal                                                   0              0              0              0               0
  Accumulated Deferred Income Taxes                           0              0              0              0               0
  Prepaid Taxes                                               0              0              0              0               0
  Dividends Receivable                                        0              0              0              0               0
  Prepayments and Other Current Assets                       24              1             25              0              25
                                                    ------------   ------------   ------------   ------------    ------------
       Total Current Assets                               3,423             25          3,448              0           3,448
                                                    ------------   ------------   ------------   ------------    ------------
Accounts Receivable - Merchandise                             0              0              0              0               0
                                                    ------------   ------------   ------------   ------------    ------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                            0              0              0              0               0
  Environmental Remediation Costs                             0              0              0              0               0
  Accumulated Deferred Income Taxes                       1,921            504          2,425           (484)[2]       1,941
  Income Taxes - Flowthrough Depreciation                     0              0              0              0               0
  Deferred Fuel Costs - Net                                   0              0              0              0               0
  Deferred Postretirement Benefit Costs                       0              0              0              0               0
  Other                                                      27              0             27              0              27
                                                    ------------   ------------   ------------   ------------    ------------
       Total Regulatory and Other Non-Current
        Assets                                            1,948            504          2,452           (484)          1,968
                                                    ------------   ------------   ------------   ------------    ------------
             Total Assets                                $4,911           $955         $5,866            $95          $5,961
                                                    ============   ============   ============   ============    ============

                                                   ENERGY & MINERALS, INC.
                                                 CONSOLIDATING BALANCE SHEET
                                                   AS OF DECEMBER 31, 2000
                                                        (In Thousands)

                                                     Energy &      South Jersey                  Eliminations
                                                     Minerals,     Fuel Company                       &          Consolidated
                                                        Inc.           Inc.          Total       Adjustments        Total
                                                    ------------   ------------   ------------   ------------    ------------
Capitalization and Liabilities

Common Equity:
  Common Stock EMI
   No Par Value
   Authorized - 500,000 shares
   Outstanding - 98,341 shares                          $13,283             $0        $13,283             $0         $13,283
   Common Stock - Subsidiary                                  0              0              0              0               0
   Premium on Common Stock                                1,584          1,059          2,643         (1,059)[1]       1,584
   Capital Stock Expense                                      0              0              0              0               0
   Retained Earnings                                    (13,955)        (1,638)       (15,593)         1,638 [1]     (13,955)
                                                    ------------   ------------   ------------   ------------    ------------
      Total Common Equity                                   912           (579)           333            579             912
                                                    ------------   ------------   ------------   ------------    ------------
Preferred Stock and Securities of Subsidiary:
   Series A, 4.70%- 300 shares                                0              0              0              0               0
   Series B, 8%   -17,742 shares                              0              0              0              0               0
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                            0              0              0              0               0
                                                    ------------   ------------   ------------   ------------    ------------
      Total Preferred Stock and Securities
       of Subsidiary                                          0              0              0              0               0
                                                    ------------   ------------   ------------   ------------    ------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                                0              0              0              0               0
                                                    ------------   ------------   ------------   ------------    ------------
Current Liabilities:
   Notes Payable to Banks                                     0              0              0              0               0
   Current Maturities of Long-Term Debt                       0              0              0              0               0
   Notes Payable - Associated Companies                       0            345            345              0             345
   Accounts Payable                                           0              0              0              0               0
   Accounts Payable to Associated Companies                  45              3             48              0              48
   Customer Deposits                                          0              0              0              0               0
   Accumulated Deferred Income Taxes                         (6)             0             (6)             0              (6)
   Taxes Accrued                                             33              8             41              0              41
   Environmental Remediation Costs                        1,230            159          1,389              0           1,389
   Interest Accrued                                           0              0              0              0               0
   Dividends Declared                                         0              0              0              0               0
   Other Current Liabilities                                204              5            209              0             209
                                                    ------------   ------------   ------------   ------------    ------------
      Total Current Liabilities                           1,506            520          2,026              0           2,026
                                                    ------------   ------------   ------------   ------------    ------------
Deferred Credits and Other Non-Current
 Liabilities:
  Pension and Other Postretirement Benefits                 360              0            360              0             360
  Deferred Income Taxes - Net                               436             48            484           (484)[2]           0
  Investment Tax Credit                                       0              0              0              0               0
  Environmental Remediation Costs                         1,697            966          2,663              0           2,663
  Other                                                       0              0              0              0               0
                                                    ------------   ------------   ------------   ------------    ------------
     Total Deferred Credits and Other
      Non-Current Liabilities                             2,493          1,014          3,507           (484)          3,023
                                                    ------------   ------------   ------------   ------------    ------------
           Total Capitalization and
            Liabilities                                  $4,911           $955         $5,866            $95          $5,961
                                                    ============   ============   ============   ============    ============



                                                   ENERGY & MINERALS, INC.
                                          CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                              BALANCE SHEET - DECEMBER 31, 2000
                                                        (In Thousands)



                   [1]   Premium on Common Stock                                        $1,059
                         Investment in Subsidiary                                          579

                              Retained Earnings                                                        $1,638

                         To eliminate Energy & Minerals, Inc. investment in subsidiary which is maintained on the equity method of accounting.

                    [2]  Accumulated Deferred Income Taxes - Noncurrent Liability         $484

                               Accumulated Deferred Income Taxes - Noncurrent Asset                      $484

                         To net noncurrent accumulated DFIT Asset and Liability


                 SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies:

     Consolidation - The consolidating financial statements include the accounts of South Jersey Industries, Inc. (SJI) and its subsidiaries. Investments in affiliated companies with a 20% or greater ownership interest are accounted for on an equity basis and, accordingly, consolidated income includes SJI's share of their income. All significant intercompany accounts and transactions were eliminated.

     Estimates and Assumptions - Our financial statements are prepared to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

     Regulation - South Jersey Gas Company (SJG) is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note 7).

     Revenues - SJG and South Jersey Energy Company (SJE) bill customers monthly. For customers not billed at the end of each month, an accrual is made to recognize unbilled revenues from the date of the last bill to the end of the month.

     The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). We collect these costs on a forecasted basis upon BPU order. SJG defers under- or over-recoveries of gas costs and includes them in the following year's LGAC. We pay interest on overcollected LGAC balances based on SJG's return on rate base determined in base rate proceedings (See
     Note 7).

     SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Demand Side Management Clause
     (DSMC). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the DSMC recovers costs associated with our conservation plan. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather during the winter season can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover these costs through rates over 7-year amortization periods (See Notes 7 & 13). DSMC adjustments are not significant and do not affect earnings.

     Property, Plant & Equipment - For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

     Depreciation and Amortization - We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.8% in 2000. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, and removal costs less salvage. The gas plant acquisition adjustment is amortized on a straight-line basis over 40 years. The unamortized balance of $1.7 million at December 31, 2000, is not included in rate base. Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 35 years. Gain or loss on the disposition of nonutility property is recognized in net income.

     New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and in June 2000, FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Both are effective for our fiscal year beginning January 1, 2001. These statements establish accounting and reporting standards for derivative instruments, including those embedded in other contracts, and for hedging activities. It requires recognizing derivatives as assets or liabilities at fair value on the balance sheet. SJI has identified financial instruments that qualify as derivatives as of January 1, 2001. Management believes, based on its interpretation of guidance issued, that the derivative contracts qualify for the normal purchases and normal sales exception and, therefore, no additional disclosure is required. Subsequent guidance from FASB or the Derivative Implementation Group could affect the accounting for such transactions in 2001 and beyond.

     Income, Energy and Other Taxes - Deferred income taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 6).

     New Jersey adopted legislation reforming energy taxation in 1997. The law eliminated the Gross Receipts & Franchise Tax (GRAFT) of approximately 13% of utility revenue, replacing it with a combination of taxes including a 6% State Sales and Use Tax, a 9% State Corporation Business Tax, and a State-imposed Transitional Energy Facilities Assessment (TEFA). The TEFA, a tax on gas volumes sold and transported, is being phased out over 5 years beginning January 1, 1999. The revised tax policy is ultimately expected to eliminate tax differences between utility and nonutility suppliers, providing fair competition and lower energy costs for consumers.

     Statements of Consolidated Cash Flows - For purposes of reporting cash flows, highly liquid investments with original maturities of 3 months or less are considered cash equivalents.

2.   Preferred Stock and Securities of Subsidiary:

     Redeemable Cumulative Preferred Stock - Annually, SJG is required to offer to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and Series B, respectively, at par value, plus accrued dividends.

     If preferred stock dividends are in arrears, SJG may not declare or pay dividends or make distributions on its common stock. Preferred shareholders may elect a majority of SJG's directors if four or more quarterly dividends are in arrears.

     Mandatorily Redeemable Preferred Securities - In 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), sold $35 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. This is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount at any time on or after April 30, 2002.

     SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with adopting its Shareholder Rights Plan (See Note 4).

3.   Divestitures and Affiliations:

     Divestitures - In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary (See Note 13).

     In 1997, R&T Group, Inc., SJI's construction subsidiary, sold all of its operating assets, except some real estate.

     Annually, SJI conducts tests to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), a subsidiary of EMI, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations. This reporting is consistent with previous years (See Note 13).

     In 1998, SJE actively traded electricity in the wholesale market, but ceased its trading activities later that same year. Upon expiration of SJE's last wholesale electric contract in December 1999, SJE formally exited this segment of operations.

     Summarized operating results of the discontinued operations were (in thousands):

     (Loss) Income before Income Taxes:
         Sand Mining                                             $  (155)
         Construction                                                  8
         Fuel Oil                                                   (123)
         Wholesale Electric                                         (488)
     Income Tax Credits                                              277
                                                                 --------
     Loss from Discontinued Operations - Net                     $  (481)
                                                                 ========

     Earnings per Common Share from Discontinued Operations      $ (0.04)
                                                                 ========


     Affiliations - In 1996, South Jersey Resources Group, LLC (SJRG) was formed to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states.
     SJ EnerTrade, Inc. (EnerTrade), a wholly owned subsidiary of SJE, and UPR Energy Marketing, Inc. (UPR) each held a 50% non-controlling interest in this affiliation and accounted for the investment under the equity method. On January 1, 2001, SJRG redeemed UPR's 50% interest making EnerTrade the 100% owner of SJRG.

     In January 1999, SJI and Conectiv Solutions, LLC, formed Millennium Account Services, LLC to provide meter reading services in southern New Jersey and reduce meter reading costs resulting from synergies that exist because of overlapping territories.

     In June 1999, SJE and Energy East Solutions, Inc. formed South Jersey Energy Solutions, LLC (SJES) to market retail electricity and energy management services. SJES began supplying retail electric during the first quarter of 2000.

     In April 2000, SJE and GZA GeoEnvironmental, Inc. (GZA) formed AirLogics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities.

     In October 2000, SJI formed Marina Energy LLC, a wholly owned subsidiary, to develop, construct and operate a $40 million thermal energy plant. In December 2000, Marina Energy entered into a 20-year contract with Marina District Development Corporation to supply heat, hot water and cooling to The Borgata Resort. The plant is scheduled for completion in July 2003.

4.   Common Stock:

     SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

     Beginning of Year                                             11,152,175

     New Issues During Year:
       Dividend Reinvestment Plan                                     335,427
       Employees' Stock Ownership Plan                                  3,917
       Stock Option, Stock Appreciation
        Rights, and Restricted Stock Award Plan                         5,545
       Directors' Restricted Stock Plan                                 2,637
                                                                   ----------
     End of Year                                                   11,499,701
                                                                   ==========


     The par value ($1.25 per share) of stock issued in 2000 was credited to Common Stock. Net excess over par value of approximately $8.5 million was credited to Premium on Common Stock.

     Effective 1996, SJI adopted FASB No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for stock-based compensation. As permitted by the statement, we elect to continue measuring compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The pro forma effect of adopting the fair value based method of accounting on net income and Earnings Per Share (EPS) is immaterial for the year ended
     December 31, 2000.

     Dividend Reinvestment Plan (DRP) and Employees' Stock Ownership Plan
     (ESOP) - Effective June 1999, newly issued shares of common stock offered through the DRP are issued directly by SJI. Prior to this date, these shares were purchased in the open market. All shares offered through the ESOP continue to be issued directly by SJI. As of December 31, 2000, SJI reserved 359,034 and 23,435 shares of authorized, but unissued, common stock for future issuance to the DRP and ESOP, respectively.

     Stock Option, Stock Appreciation Rights, and Restricted Stock Award Plan - Under this plan, no more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after November 22, 2006. At December 31, 2000, SJI had 4,500 options outstanding, all exercisable at $24.69 per share. No options were granted in 2000. No stock appreciation rights were issued under the Plan. As of December 31, 2000, 36,665 restricted shares were granted.

     Earnings Per Common Share - We present basic EPS based on the weighted-average number of common shares outstanding. Our stock options and restricted stock outstanding at December 31, 2000, do not dilute our EPS as calculated in accordance with FASB No. 128, "Earnings Per Share".

     Directors' Restricted Stock Plan - Under this Plan, SJI granted an initial award of 13,800 shares to outside directors in December 1996, at a market value of $24.00 per share. The Plan also provides for annual awards (see table). Initial awards vest over 5 years, with 20% of those awards vesting annually. Annual awards vest on their third anniversary. SJI holds shares issued as restricted stock until the attached restrictions lapse. The stock's market value on the grant date is recorded as compensation expense over the applicable vesting period.

     Shareholder Rights Plan - In September 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2).

     The rights will not be exercisable until after a person or group acquires or obtains the right to acquire the beneficial ownership of 10% or more of SJI's common stock. Each of the rights (except for those held by the 10% holder) entitles the holder to purchase that number of shares of SJI's common stock, or common stock of the acquiring company, at a market value equal to two times the purchase price.

     SJI may redeem the rights in whole, but not in part, for $.001 per right at any time until 10 days following the time the acquiring person or group reached the 10% threshold. The rights expire if not exercised or redeemed by September 20, 2006.

5.   Regulatory Assets and Deferred Credits - Federal and Other Taxes:

     The primary asset created by adopting FASB No. 109, "Accounting for Income Taxes," was Income Taxes - Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes previously were not provided. SJG previously flowed these tax benefits through to ratepayers. SJG is recovering the amortization of the regulatory asset through rates over 18 years which began in December 1994.

     The Investment Tax Credit (ITC) attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets.

     SJG deferred $11.8 million resulting from a change in the basis for accruing GRAFT in 1978, and is amortizing it on a straight-line basis to operations over 30 years beginning that same year.

6.   Income Taxes:

     Total income taxes applicable to operations differs from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons (in thousands):

     Tax at Statutory Rate                                           $13,514
     Increase (Decrease) Resulting from:
       State Income Taxes                                              4,861
       Amortization of ITC                                              (335)
       Tax Depreciation Under Book
        Depreciation on Utility Plant                                    664
       Other - Net                                                       (46)
                                                                     -------
     Income Taxes - Continuing Operations                             18,658
     Income Taxes - Discontinued Operations                             (277)
                                                                     -------
           Net Income Taxes                                          $18,381
                                                                     =======


     The provision for Income Taxes is comprised of the following (in thousands):

     Current:
       Federal                                                       $ 2,760
       State                                                           2,040
                                                                     -------
           Total Current                                               4,800
                                                                     -------

     Deferred:
       Federal -
         Excess of Tax Depreciation Over
          Book Depreciation - Net                                      5,220
         Deferred Fuel Costs                                          12,157
         Environmental Remediation Costs - Net                        (2,504)
         Alternative Minimum Tax                                      (1,694)
         Other - Net                                                    (823)
       State                                                           1,837
                                                                     -------
           Total Deferred                                             14,193
                                                                     -------
     ITC                                                                (335)
                                                                     -------
       Income Taxes - Continuing Operations                           18,658
       Income Taxes -Discontinued Operations                            (277)
                                                                     -------
           Net Income Taxes                                          $18,381
                                                                     =======

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of SJI's net deferred tax liability at December 31, 2000 are as follows (in thousands):

     Deferred Tax Liabilities:
       Tax Depreciation Over Book Depreciation                     $ 74,697
       Difference Between Book and Tax Basis of Property              7,018
       Deferred Fuel Costs                                           24,519
       Deferred Regulatory Costs                                      1,387
       Environmental Remediation Costs                                5,144
       Excess Protected                                               3,290
       GRAFT                                                            866
       Other                                                            972
                                                                   --------
           Total Deferred Tax Liabilities                           117,893
                                                                   --------
     Deferred Tax Assets:
       Alternative Minimum Tax                                        4,895
       ITC Basis Gross Up                                             2,428
       Deferred State Tax                                             1,925
       Other                                                          3,608
                                                                   --------
           Total Deferred Tax Assets                                 12,856
                                                                   --------
               Net Deferred Tax Liability                          $105,037
                                                                   ========

7.   Regulatory Actions:

     In January 1997, the BPU granted SJG a total rate increase of $10.3 million. The $6.0 million base rate portion of the increase was based on a 9.62% rate of return on rate base, which included an 11.25% return on common equity. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation (Sharing Formula) increased from $4.0 million to $5.0 million. With the completion of major construction projects, this $5.0 million threshold increased to $7.8 million. SJG keeps 100% of pre-tax margins up to the threshold level and 20% of margins above that level. In October 1998, the BPU approved a revision to the Sharing Formula as part of an agreement to modify SJG's TAC. The revision credits the first $750,000 above the current threshold level to the LGAC customers. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

     In July 1999, SJG filed its annual RAC with the BPU requesting recovery of carrying costs on unrecovered remediation costs and proposed no change in the current RAC rate for the next 3 years. In January 2000, the BPU approved the recovery of carrying costs on unrecovered remediation costs and SJG's proposal to keep its current RAC rate in effect through October 2002.

     In February 1999, the Electric Discount and Energy Competition Act became law. This law established unbundling, where redesigned utility rate structures allow natural gas and electric consumers to choose their energy supplier.

     Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas supplier. As of December 31, 2000, 35,657 of SJG's residential customers had elected to purchase their gas commodity from someone other than SJG. The bills of those using a gas supplier other than SJG are reduced for cost of gas charges and applicable taxes. The resulting decrease in revenues is offset by a corresponding decrease in gas costs and taxes under SJG's BPU-approved fuel clause. SJI's net income, financial condition and margins are not affected as a result of the unbundling.

     In addition to allowing all customers to select their own supplier, the unbundling settlement also created an incentive to customers to select a supplier, other than SJG, in the form of a Market Development Credit
     (MDC). This credit is being provided to customers over a two-year period beginning January 2000, and will approximate $2.5 million plus carrying costs through December 2001. The majority of this credit was provided for on SJG's books as a Deferred Credit. Therefore, the impact of the MDC will not materially impact future periods.

     Also approved was the recovery of carrying costs on the RAC, as previously discussed, and a modification to SJG's LGAC. Under-recovered gas costs of $11.9 million as of October 31, 1999, and carrying costs thereon, are being recovered over a three-year period beginning January 2000.

     In April 2000, the BPU approved an appliance service filing to modify SJG's existing Service Sentry Plans, implement three new Service Sentry Plans and to implement flat-rate pricing for its appliance service business.

     Effective June 2000, SJG implemented price increases for its appliance service business. The new rates are competitive with those of other service providers in New Jersey.

     In August 2000, SJG filed its annual LGAC and TAC for 2000-2001. The filing requested a $35.0 million increase to its LGAC. However, due to unprecedented natural gas price run-ups, SJG filed for an additional increase in October 2000.

     On November 16, 2000, SJG received approval to increase its LGAC. The impact of this increase will be approximately 19.0% to a typical residential heating customer. The BPU also approved the creation of a Flexible Pricing Mechanism, allowing for two additional 2.0% increases effective in December 2000 and January 2001 and three additional 2.0% increases for February, March and April of 2001, subject to BPU approval.

8.   Segments of Business:

     Information about SJI's operations in different industry segments is presented below (in thousands):

     Operating Revenues:
       Gas Utility Operations                                     $446,948
       Nonutility Operations                                        84,943
                                                                  --------
           Subtotal                                                531,891

       Intersegment Sales                                          (15,963)
                                                                  --------
           Total Operating Revenues                               $515,928
                                                                  ========

     Operating Income:
       Gas Utility Operations                                     $ 62,660
       Nonutility Operations                                         4,387
                                                                  --------
           Subtotal                                                 67,047

       Income Taxes                                                (18,658)
       General Corporate                                               642
                                                                  --------
           Total Operating Income                                 $ 49,031
                                                                  ========

     Depreciation and Amortization:
       Gas Utility Operations                                     $ 22,986
       Nonutility Operations                                            99
       Discontinued Operations                                          19
                                                                  --------
           Total Depreciation and Amortization                    $ 23,104
                                                                  ========

     Property Additions:
       Gas Utility Operations                                     $ 47,116
       Nonutility Operations                                         3,260
                                                                  --------
           Total Property Additions                               $ 50,376
                                                                  ========

     Identifiable Assets:
       Gas Utility Operations                                     $842,082
       Nonutility Operations                                        25,123
       Discontinued Operations                                       2,243
                                                                  --------
           Subtotal                                                869,448

       Corporate Assets                                             20,338
       Intersegment Assets                                         (19,807)
                                                                  --------
           Total Identifiable Assets                              $869,979
                                                                  ========

     Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Nonutility Operations include the natural gas and electric acquisition and transportation service companies (See Note 3).

     SJI's interest expense relates primarily to SJG's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation. These amounts are included in our statements of consolidating income and not shown above.

9.   Financial Instruments:

     Long-Term Debt - The fair value of SJI's long-term debt, including current maturities, as of December 31, 2000, is estimated to be $219.1 million (carrying amount $216.9 million). This estimate is based on the interest rates available to SJI at the end of the year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

     Other Financial Instruments - The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2000.

10.  Unused Lines of Credit and Compensating Balances:

     Unused lines of credit available at December 31, 2000, were $53.8 million. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changed daily, was 7.37% at December 31, 2000. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

11.  Pensions & Other Postretirement Benefits:

     SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to substantially all full-time, regular employees upon retirement. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

     The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Amounts accrued prior to that authorization were deferred and are being amortized as allowed by the BPU. The unamortized balance amounting to $4.5 million at December 31, 2000, is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

     Net periodic benefit cost related to the pension and other postretirement benefit insurance plans, consisted of the following components (in thousands):

                                              Pension Benefits   Other Benefits
                                              ----------------   --------------
     Service cost                                  $1,988            $  996
     Interest cost                                  4,577             1,746
     Expected return on plan assets                (4,790)             (726)
     Amortization of transition obligation             72               772
     Amortization of loss (gain) and other            320               (78)
                                                   ------            ------
     Net periodic benefit cost                     $2,167            $2,710
                                                   ======            ======


     A reconciliation of the Plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidating balance sheets follows (in thousands):

                                              Pension Benefits   Other Benefits
                                              ----------------   --------------
     Change in Benefit Obligation:
     Benefit obligation at beginning of year      $59,530          $ 22,841
       Service cost                                 1,988               996
       Interest cost                                4,577             1,746
       Actuarial loss and other                       991               311
       Benefits paid                               (3,000)           (1,087)
                                                  -------          --------
     Benefit obligation at end of year            $64,086          $ 24,807
                                                  =======          ========

     Change in Plan Assets:
     Fair value of plan assets at beginning
      of year                                     $53,320          $  9,472
       Actual return on plan assets                 7,261               652
       Employer contributions                       2,503             2,933
       Benefits paid                               (3,000)           (1,087)
                                                  -------          --------
     Fair value of plan assets at end of year     $60,084          $ 11,970
                                                  =======          ========

     Funded status                                $(4,002)         $(12,837)
     Unrecognized prior service cost                3,082                 -
     Unrecognized net obligation assets
      from transition                                 215             9,261
     Unrecognized net gain and other               (2,516)           (3,186)
                                                  -------          --------
     Accrued net benefit cost at end of year      $(3,221)         $ (6,762)
                                                  =======          ========

     Assumptions used in the accounting for these plans were:

                                              Pension Benefits   Other Benefits
                                              ----------------   --------------

     Discount rate                                  7.75%             7.75%
     Expected return on plan assets                 9.00%             7.50%
     Rate of compensation increase                  4.60%                -


     The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 2000, are: Medical and Drug - 5.75% in 2000 for participants age 65 or older, grading to 5.5% in 2001; and 7.0% in 2000 for participants under age 65, grading to 5.5% in 2005. Dental - 6.75% in 2000, grading to 5.5% in 2005.

     A 1% change in the assumed health care cost trend rates for SJI's postretirement health care plans in 2000 would have the following effects (in thousands):

                                                 1% Increase        1% Decrease
                                                 -----------        -----------

     Effect on the aggregate of the service
      and interest cost components                  $  404            $  (331)

     Effect on the postretirement benefit
      obligation                                    $3,182            $(2,642)


12.  Retained Earnings:

     Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that we may pay on SJG's common stock. SJI's total equity in its subsidiaries' retained earnings, which is free of these restrictions, was $56.2 million as of December 31, 2000.

13.  Commitments and Contingencies:

     Construction and Environmental - SJI's estimated net cost of construction and environmental remediation programs for 2001 totals $58.6 million. Commitments were made regarding some of these programs.

     Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2001. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.8 million per month, recovered on a current basis through the LGAC.

     Pending Litigation - SJI is subject to claims arising from the ordinary course of business and other legal proceedings. In November 1999, Goldin Associates LLC, Trustee for the Power Company of America Liquidating Trust
     (PCA), filed a complaint in bankruptcy court against SJE seeking damages and attorneys' fees. PCA was a wholesale electricity trading company with whom SJE did business. SJE formally exited the wholesale electric business in 1999 and all related activity is recorded as discontinued operations. We believe SJE acted prudently, responsibly and in accordance with contractual obligations in its transactions with PCA. However, to avoid protracted litigation, SJE recently entered into a settlement agreement in principle with PCA to resolve all issues related to this litigation. We believe the ultimate settlement agreement will not materially affect SJI's financial position, results of operations or liquidity.

     Standby Letter of Credit - SJI has provided a $17 million standby letter of credit to Marina District Development Corporation in support of Marina Energy's contractual obligations to construct the thermal energy plant and to supply heat, hot water and cooling to The Borgata Resort (See note 3).

     Environmental Remediation Costs - SJI incurred and recorded costs for environmental cleanup of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

     SJI has successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. In addition, SJG has purchased a Cleanup Cost Cap Insurance Policy which limits the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This Policy will be in force for a 25-year period at 10 sites and for a 30-year period at one site. The following future cost estimates have not been reduced by any insurance recoveries from settlements or the Cleanup Cost Cap Insurance Policy.

     Since the early 1980s, SJI accrued environmental remediation costs of $123.8 million, of which $68.6 million was spent as of December 31, 2000. With the assistance of an outside consulting firm, we estimate that future costs to clean up SJG's sites will range from $51.0 million to $148.5 million. We recorded the lower end of this range as a liability. It is reflected on the 2000 consolidating balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities (See Note 1). SJG did not adjust the accrued liability for future insurance recoveries, which we were successful in pursuing. We used these proceeds to offset related legal fees and to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements.

     The major portion of accrued environmental costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded $117.1 million for the remediation of these sites and spent $66.0 million through December 31, 2000.

     SJG has two regulatory assets associated with environmental cost. The first asset is titled Environmental Remediation Cost: Expended - Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of FASB No. 71, "Accounting for the Effects of Certain Types of Regulation." The BPU allows SJG to recover expenditures through the RAC. SJG's current recovery level includes remediation costs expended through July 1998, and petitions to recover costs through July 2000 are pending (See Note 7).

     The other asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under the guidance of FASB No. 5, "Accounting for Contingencies." This amount, which relates to former manufactured gas plant sites, was recorded as a deferred debit with the corresponding amount reflected on the consolidating balance sheet under the captions, Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under FASB No. 71. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent.

     SJG files with the BPU to recover these costs in rates through its RAC. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 2000, SJG's unamortized remediation costs of $18.5 million are reflected on the consolidating balance sheet under the caption, Regulatory and Other Non-Current Assets. Since implementing the RAC in 1992, SJG recovered $23.6 million through rates as of December 31, 2000 (See Note 7).

     With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.8 million and $8.8 million. The information available on these sites is sufficient only to establish a range of probable liability, and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statements of consolidating income under the caption, Loss from Discontinued
     Operations - Net.

     SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.1 million and $0.2 million, while SJF's estimated liability ranges from $1.1 million to $3.1 million for its three sites. Amounts sufficient to cover the lower ends of these ranges were recorded and are reflected on the consolidating balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 2000.